ELSINORE SERVICES, INC.
4201 Connecticut Avenue, N.W.
Suite 407
Washington, D.C. 20008
Tel: (202) 609-7756

June 8, 2010

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn: Jay H. Knight, Esq.

Re:	Elsinore Services, Inc.
Form S-1 Registration Statement, as Amended
File No. 333-165949

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, Elsinore Services, Inc., a Delaware corporation (the "Company"), hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-165949) filed with the Commission on April 8, 2010, and as amended on May 21, 2010, and June 1, 2010 (the “Registration Statement”), to 10:00 a.m. on June 10, 2010, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the Registration Statement, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question regarding the foregoing, please feel free to contact the undersigned at (202) 609-7756 or Neil R.E. Carr, Esq., of the law firm of Babirak Carr, P.C., at (202) 587-2983.

Respectfully submitted,

/s/ Arne Dunhem
Arne Dunhem
Chief Executive Officer

cc:	Neil R.E. Carr, Esq.
Member
Babirak Carr, P.C.